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As filed with the Securities and Exchange Commission on April 1, 2003

Registration No. 333-102780

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CIBER, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7379	38-2046833
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5251 DTC Parkway
Suite 1400
Greenwood Village, Colorado 80111
(303) 220-0100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Mac J. Slingerlend, Chief Executive Officer
5251 DTC Parkway
Suite 1400
Greenwood Village, Colorado 80111
(303) 220-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

It is requested that copies of communications be sent to:
 Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
(303) 892-9400

Approximate date of commencement of proposed sale to public:
From time to time after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        As permitted by Rule 429 of the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is a combined prospectus that also relates to the Registration Statement on Form S-4, File No. 333-69031 filed with the Securities and Exchange Commission on December 16, 1998.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. CIBER may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or same is not permitted.

Subject to Completion, dated April 1, 2003

PROSPECTUS

CIBER, Inc.

8,261,365 SHARES

COMMON STOCK

        CIBER, Inc. (together with its subsidiaries, "CIBER" or "we") may use this prospectus to offer and sell up to 8,261,365 shares of CIBER common stock (consisting of 5,000,000 shares being currently registered and 3,261,365 shares registered on December 16, 1998) from time to time in connection with future acquisitions of businesses or properties in business combinations under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus also relates to certain shares of our common stock which may be resold or reoffered by persons who acquired such shares pursuant to this prospectus.

        We intend to concentrate our acquisitions in areas related to our current business. We may attempt to make acquisitions that are either complementary to our present operations or which we consider advantageous even though they may be dissimilar to our present activities. The consideration for any such acquisition may consist of shares of our common stock, cash, notes, assumptions of liabilities or a combination thereof, as determined from time to time by negotiations between us and the owners of the businesses or properties to be acquired.

        The shares covered by this prospectus may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, in exchange for assets used in or related to the business of such entities or otherwise pursuant to the agreements providing for such acquisitions. The terms of such acquisitions and of the issuance of shares of common stock under acquisition agreements will be determined by direct negotiations with the owners of the business or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. It is anticipated that the shares of common stock issued in any such acquisition will be valued at a price reasonably related to the market value of the common stock either at the time of agreement on the terms of an acquisition or at or about the time of delivery of the shares of common stock.

        It is not expected that underwriting discounts or commissions will be paid by us in connection with issuances of shares of common stock under this prospectus. However, brokers' commissions may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of shares of common stock covered by this prospectus. Any person receiving such a fee may be deemed to be an underwriter within the meaning of the Securities Act.

        CIBER's common stock is listed on the New York Stock Exchange under the symbol "CBR." The closing market price of our common stock on the New York Stock Exchange on March 31, 2003 was $4.76.

        Investing in the common stock involves risk. See "Risk Factors" commencing on page 5 of this prospectus for information that should be considered by prospective investors.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003

i

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus incorporates documents containing important business and financial information about CIBER by reference which are not presented or delivered with this prospectus. Copies of these documents are available without charge, upon written or oral request by a person to whom this prospectus has been delivered. Requests should be made to CIBER, Inc., at 5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111; telephone number (303) 220-0100. To ensure timely delivery of the documents, requests should be made at least five business days prior to the date on which a final investment decision is to be made.

        We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until this offering is completed:

  •
  Annual Report on Form 10-K for the year ended December 31, 2002;

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  Current Report on Form 8-K, filed with the SEC on February 4, 2003;

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  The description of the common stock contained in CIBER's Registration Statement on Form 8-A, filed with the SEC on September 14, 1998;

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  The description of the stock purchase rights contained in CIBER's Registration Statement on Form 8-A, filed with the SEC on February 25, 1994; and

  •
  all future filings by CIBER pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Any statement contained in this prospectus or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent it is modified by or superseded by a subsequently filed document which is also incorporated into this prospectus by reference. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

AVAILABLE INFORMATION

        CIBER has filed with the SEC in Washington, D.C., a Registration Statement on Form S-4 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to us and the shares offered by this prospectus, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, of which this prospectus is a part, together with such exhibits and schedules may be obtained, upon payment of the fee prescribed by the SEC, or may be examined without charge, at the public reference facilities of the SEC described below.

        CIBER is subject to the reporting requirements of the Exchange Act and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copies of such materials may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the charges prescribed therefore by the SEC. Please call the SEC at (800) SEC-0330 for additional information on the operation of this and other Public Reference Rooms. In addition, CIBER is listed on the New York Stock Exchange ("NYSE") and is required to file reports, proxy statements and confirmation statements and other information with the NYSE.

These documents may be inspected at the principal office of the NYSE, 20 Broad Street, New York, New York 10005. Further, CIBER (since May 7, 1996) has been filing documents with the SEC through the Electronic Data Gathering, Analysis and Retrieval System. Accordingly, copies of documents filed by CIBER with the SEC on or after May 7, 1996, as well as copies of the Registration Statement (including the exhibits filed therewith), are also available through the SEC's website at http://www.sec.gov.

You should rely only on information contained in this prospectus and any prospectus supplement. Neither we nor any of the selling stockholders have authorized anyone to provide you with different information. Neither we nor any of the selling stockholders is making an offer of these securities in any state where the offer is not permitted.

 SUMMARY

The Company

        CIBER, Inc. and its subsidiaries (generally referred to herein as "we" or "CIBER") provide information technology ("IT") system integration consulting and other IT services and to a lesser extent, resell certain IT hardware and software products. Our clients consist primarily of Fortune 500 and middle market companies across most major industries and governmental agencies. We operate from approximately 70 branch offices in the United States, Canada and Europe and an affiliate office in India. At January 31, 2003, we had approximately 5,900 employees. CIBER, Inc. was originally incorporated in Michigan in 1974 and later reincorporated in Delaware in 1993. We went public in 1994 and our common stock trades on the New York Stock Exchange under the symbol "CBR." We intend to offer the securities described in this Prospectus in business combination transactions as described on the cover page of this Prospectus and Plan of Distribution, below.

        We began operations in 1974 to assist companies in need of computer programming support. In the mid-1980s, we initiated a growth strategy that included expanding our range of IT related services, developing a professional sales force and selectively acquiring established complementary companies. Since January 1998 we have completed 29 business combinations, including our January 2003 acquisition of ECsoft Group plc. We continue to expand and modify our geographic and service offerings to address changes in customer demands and rapidly changing technology. In addition, we seek to form strategic alliances with select package software and hardware vendors to stay at the leading edge of technology advances, to develop new business and to generate additional revenue.

Offices

        Our principal executive offices are located at 5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111. Our telephone number is (303) 220-0100.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data has been derived from our consolidated financial statements. The selected financial data should be read in conjunction with the Consolidated Financial Statements, including the related Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2002, which report is incorporated herein by reference.

						Years Ended June 30,
	Years Ended December 31,
					Six Months Ended Dec. 31, 1999
	2002		2001	2000		1999	1998
	In thousands, except per share data
Operating Data:
Revenues		$608,318	558,875	621,534	362,000	719,661	576,488
Amortization of intangible assets		$910	12,155	14,032	6,754	7,520	3,936
Goodwill impairment		$—	—	80,773	—	—	—
Merger costs		$—	—	—	—	1,535	4,538
Operating income (loss)		$24,522	2,596	(56,897)	29,225	89,340	57,868
Net income (loss)		$14,178	1,684	(66,775)	17,643	54,495	36,477
Pro forma net income	$	n/a	n/a	n/a	n/a	n/a	34,270
Earnings (loss) per share—basic		$0.22	0.03	(1.15)	0.31	0.98	0.67
Earnings (loss) per share—diluted		$0.22	0.03	(1.15)	0.30	0.95	0.64

Weighted average shares—basic		63,313	58,191	57,900	57,345	55,362	51,355
Weighted average shares—diluted		63,989	58,698	57,900	58,496	57,141	53,843

Balance Sheet Data:
Working capital		$100,847	101,938	102,918	77,983	149,948	110,703
Total assets		$427,141	368,751	326,347	422,568	408,632	221,785
Total long-term liabilities		$30,857	18,634	—	5,355	—	—
Contingent value of put option		$5,832	—	—	—	—	—
Total shareholders' equity		$327,530	291,290	270,242	342,256	337,136	165,844
Shares outstanding, net of treasury		64,117	60,455	56,775	57,697	58,433	52,248

Notes:

  •
  Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, whereby goodwill is no longer amortized.

  •
  We have completed various acquisitions during the periods presented. The revenue and operating results of acquired companies are included from the respective acquisition dates.

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  Effective December 31, 1999, we changed our year-end from June 30 to December 31.

  •
  Merger costs for the years ended June 30, 1998 and June 30, 1999 consist of costs related to pooling of interests business combinations.

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  Fiscal 1998 amounts have been restated to reflect pooling of interests business combinations that occurred in fiscal 1999.

  •
  Pro forma net income in fiscal 1998 is after a pro forma adjustment to income tax expense resulting from pooling of interests business combinations and is used to calculate earnings per share in that year.

RISK FACTORS

        Your investment in our shares being offered in this prospectus involves a high degree of risk and if any of the risks discussed below come to fruition you may lose all or part of your investment. In making your investment decision, you should carefully consider the following risk factors, in addition to other information contained in this prospectus, in our most recent annual report on Form 10-K and most recent quarterly report on Form 10-Q and in any other documents incorporated by reference into this prospectus from other SEC filings. We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of the risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.

The continuation of current economic downturn, and future economic downturns, may cause our revenues to decline.

        Our results of operations are affected by the level of business activity of our clients, which in turn is affected by regional and global economic conditions. As a result of the current difficult economic environment, some clients have cancelled, reduced or deferred expenditures for information technology products and services. Future deterioration of economic conditions could adversely affect our revenues.

Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs.

        Our profit margin, and therefore our profitability, is largely a function of the rates we charge for our services and the utilization rate or chargeability, of our consultants. Accordingly, if we are not able to maintain the rates we charge for our services or an appropriate utilization rate for our consultants, we will not be able to sustain our profit margin and our profitability will suffer. The rates we charge for our services are affected by a number of factors, including:

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  our clients' perception of our ability to add value through our services;

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  competition;

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  introduction of new services or products by us or our competitors;

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  pricing policies of our competitors; and

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  general economic conditions.

        Our utilization rates are also affected by a number of factors, including:

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  seasonal trends, primarily as a result of holidays and vacations;

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  our ability to transition employees from completed assignments to new engagements;

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  our ability to forecast demand for our services and thereby maintain an appropriately balanced and sized workforce; and

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  our ability to manage employee turnover.

        We have implemented cost-management programs to manage our costs, including personnel costs, support and other overhead costs. Some of our costs, like office rents, are fixed in the short term, which limits our ability to reduce costs in periods of declining revenues. Our current and future cost-management initiatives may not be sufficient to maintain our margins as our level of revenue varies.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology.

        Our market is characterized by rapidly changing technologies, such as the evolution of the Internet, frequent new product and service introductions and evolving industry standards. Our success depends, in part, on our ability to develop and implement technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis and our offerings may not be successful in the marketplace. Also, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and successfully complete client engagements.

If our clients are not satisfied with our services, our ability to compete for future work and our financial condition may be adversely affected.

        If we fail to meet our contractual obligations, we could be subject to legal liability, which could adversely affect our business, operating results and financial condition. The provisions we typically include in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions. It is possible, because of the nature of our business, that we will be sued in the future. In addition, although we maintain professional liability insurance, the policy limits may not be adequate to provide protection against all potential liabilities. Moreover, as a consulting firm, we depend to a large extent on our relationships with our clients and our reputation for high-quality services to retain and attract clients and employees. As a result, claims made against our work may damage our reputation, which in turn, could impact our ability to compete for new work.

If we do not successfully integrate the businesses that we acquire, our results of operations could be adversely affected.

        As an integral part of our business strategy, we intend to continue to expand by acquiring information technology businesses. We regularly evaluate potential business combinations and aggressively pursue attractive transactions. Since January 2000, we have completed 10 acquisitions. We may be unable to profitably manage businesses that we have acquired or that we may acquire or we may fail to integrate them successfully without incurring substantial expenses, delays or other problems that could negatively impact our results of operations.

        Acquisitions involve additional risks, including:

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  diversion of management's attention;

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  difficulty in integration of the acquired business;

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  loss of significant clients acquired;

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  loss of key management and technical personnel acquired;

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  assumption of unanticipated legal or other financial liabilities;

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  becoming significantly leveraged as a result of debt incurred to finance acquisitions;

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  unanticipated operating, accounting or management difficulties in connection with the acquired entities;

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  impairment charges for acquired intangible assets, including goodwill that decline in value; and

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  dilution to our earnings per share as a result of issuing shares of our stock to finance acquisitions.

        Also, client dissatisfaction or performance problems with an acquired firm could materially and adversely affect our reputation as a whole. Further, the acquired businesses may not achieve the revenue and earnings we anticipated.

        We will continue to evaluate from time to time, on a selective basis, other strategic acquisitions if we believe they will help us obtain well-trained, high-quality employees, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. There can be no assurance that we will be successful in identifying candidates or consummating acquisitions on terms that are acceptable or favorable to us. In addition, there can be no assurance that financing for acquisitions will be available on terms that are acceptable or favorable. We may issue shares of our common stock as part of the purchase price for some or all of these acquisitions. Future issuances of our common stock in connection with acquisitions also may dilute our earnings per share.

Financial and operational risks of international operations could adversely affect us.

        We expect to continue to expand our international operations. Our foreign operations accounted for 4% of our 2002 revenues. With our January 2003 acquisition of ECsoft Group, we expect our international operations to be approximately 10% to 12% of our total revenues in 2003. We now have offices in eight foreign countries: Canada, Denmark, Germany, Hungary, the Netherlands, Norway, Sweden and the United Kingdom. International operations could cause us to be subject to unexpected, uncontrollable and changing economic and political conditions that could have an adverse effect on our business, results of operations and financial condition. The following factors, among others, present risks that could have an adverse effect on us:

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  the costs and difficulties relating to managing geographically diverse operations;

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  foreign currency exchange rate fluctuations;

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  differences in, and uncertainties arising from changes in, foreign business culture and practices;

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  restrictions on the movement of cash;

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  multiple, and possible overlapping or conflicting tax laws;

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  the costs of complying with a wide variety of national and local laws;

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  operating losses incurred in certain countries and the non-deductibility of those losses for tax purposes; and

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  differences in, and uncertainties arising from changes in legal, labor, political and economic conditions, as well as international trade regulations and restrictions, and tariffs.

We have certain significant client relationships and our contracts can be terminated by our clients with short notice.

        Our five largest clients accounted for 30% of our revenues in 2002. The various agencies of the federal government represent our largest client, accounting for 12% of total revenues. We strive to develop long-term relationships with our clients. Most individual client assignments are from three to twelve months, however, many of our client relationships have continued for many years. Our clients typically retain us on a non-exclusive, engagement-by-engagement basis. Although they may be subject to penalty provisions, clients may generally cancel a contract at any time. In addition, under many contracts, clients may reduce their use of our services under such contract without penalty. If any significant client terminates its relationship with us or substantially decreases its use of our services, it could have a material adverse effect on our business, financial condition and results of operations. When contracts are terminated, we lose the associated revenue and we may not be able to eliminate associated costs in a timely manner. In addition, contracts with the federal government contain provisions and are subject to laws and regulations that provide the federal government with rights and remedies not typically found in commercial contracts. Among other things, the federal and state governments may terminate contacts, with short notice, for convenience and may cancel multi-year contracts if funds become unavailable.

        We generate a significant portion of our revenue from projects to implement packaged software developed by others, including J.D. Edwards, Lawson, PeopleSoft, Oracle and SAP. Our future success in the packaged software implementation business depends on the continuing viability of these companies and their ability to maintain market leadership. We cannot assure you that we will be able to maintain a good relationship with these companies or that they will maintain their leadership positions in the software market.

If we do not accurately estimate the cost of a large engagement which is conducted on a fixed-price basis our revenue and profitably will be adversely affected.

        We estimate that approximately 10% of our revenues are from engagements performed on a fixed-price basis. For fixed-price contracts, revenue is recognized on the basis of the estimated percentage of completion based on costs incurred relative to total estimated costs. The cumulative impact of any revisions in estimated revenues and costs are recognized in the period in which the facts that give rise to the revision become known. Losses, if any, on fixed-price contracts are recognized when the loss is determined. When proposing for and managing fixed-price engagements, we rely on our estimates of costs for completing the project. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the project. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts including delays caused by factors outside of our control could make these contracts less profitable or unprofitable and may affect the amount of revenue reported in any period.

Unfavorable government audits could require us to refund payments we have received, to forego anticipated revenue and could subject us to penalties and sanctions.

        The government agencies we contract with generally have the authority to audit and review our contracts with them. As part of that process, the government agency reviews our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. If the audit agency determines that we have improperly received reimbursement, we would be required to refund any such amount. If a government audit uncovers improper or illegal activities by us or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. Any such unfavorable determination could adversely impact our ability to bid for new work.

The IT services industry is highly competitive, and we may not be able to compete effectively.

        We operate in a highly competitive industry that includes a large number of participants. We believe that we currently compete principally with other IT professional services firms, technology vendors and the internal information systems groups of our clients. Many of the companies that provide services in our markets have significantly greater financial, technical and marketing resources than we do. Our marketplace is experiencing rapid changes in its competitive landscape. Some of our competitors have sought access to public and private capital and others have merged or consolidated with better-capitalized partners. These changes may create more or larger and better-capitalized competitors with enhanced abilities to compete for market share generally and our clients specifically, in some cases, through significant economic incentives to clients to secure contracts. These competitors may also be better able to compete for skilled professionals by offering them large compensation incentives. In addition, one or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting the competitors' profit margins. In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new entrants into our markets. As a result, we may be unable to continue to compete successfully with our existing or any new future competitors.

If we are unable to manage our growth, our profitability will be adversely affected.

        Our profitability is also a function of our ability to control our costs and improve our efficiency. Growth places significant demands on our management as well as on our administrative, operational and financial resources. As we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and/or more diverse workforce, control our costs or improve our efficiency.

Our future success depends on our ability to continue to retain and attract qualified employees.

        We believe that our future success depends upon our ability to continue to train, retain, effectively manage and attract highly skilled technical, managerial, sales and marketing personnel. Employee turnover is generally high in IT services industry. If our efforts in these areas are not successful, our costs may increase, our sales efforts may be hindered, and or our customer service may degrade. Although we invest significant resources in recruiting and retaining employees, there is often significant competition for certain personnel in the IT services industry. From time to time, we experience difficulties in locating enough highly qualified candidates in desired geographic locations, or with required specific expertise.

        In addition, we believe that there are certain key employees within the organization, primarily in the senior management team, who are necessary for us to meet our objectives. Due to the competitive employment nature of our industry, there is a risk that we will not be able to retain these key employees. The loss of one or more key employees could adversely affect our continued growth. In addition, uncertainty created by turnover of key employees could result in reduced confidence in our financial performance, which could cause fluctuations in our stock price and result in further turnover of our employees.

Our debt may affect our business and may restrict our operating flexibility.

        We have a $75 million reducing revolving line of credit with a bank that expires in September 2004. We have used borrowings under our line of credit for consideration related to our acquisitions of Metamor in 2001, DCI in 2002 and ECsoft in 2003. In the past, we have been successful in generating cash flow from operations to reduce our indebtedness. We had outstanding borrowings under our line of credit of $21.9 million at December 31, 2002. The level of our indebtedness could:

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  limit cash flow available for general corporate purposes, such as acquisitions, due to the ongoing cash flow requirements for debt service;

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  limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital or acquisitions;

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  limit our flexibility in reacting to competitive and other changes in our industry and economic conditions generally;

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  expose us to a risk that a substantial decrease in net operating cash flows due to economic developments or adverse developments in our business could make it difficult to meet debt service requirements; and

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  expose us to risks inherent in interest rate fluctuations because of the variable interest rates, which could result in higher interest expense in the event of increases in interest rates.

        Our ability to repay or to refinance our indebtedness will depend upon our future operating performance, which may be affected by general economic, financial, competitive, regulatory, business and other factors beyond our control, including those discussed herein. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of any indebtedness we may have. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurances that any of these strategies could be affected on satisfactory terms, if at all.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter and other factors that may result in increased volatility of our share price.

        Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The changes in the market price of our common stock may also be for reasons unrelated to our operating performance. Some other factors that may cause the market price of our common stock to fluctuate substantially, include:

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  the failure to be awarded a significant contract on which we have bid;

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  the termination by a client of a material contract;

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  announcement of new services by us or our competitors;

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  announcement of acquisitions or other significant transactions by us or our competitors;

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  changes in or failure to meet earnings estimates by securities analysts;

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  sales of common stock by CIBER or existing shareholders, or the perception that such sales may occur;

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  adverse judgments or settlements obligating us to pay liabilities;

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  changes in management;

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  general economic conditions and overall stock market volatility; and

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  changes in or the application of U.S. generally accepted accounting principles.

We have adopted anti-takeover defenses that could make it difficult for another company to acquire control of CIBER or limit the price investors might be willing to pay for our stock.

        Certain provisions of our Certificate of Incorporation and Bylaws could delay the removal of incumbent directors and could make a merger, tender offer or proxy contest involving us more difficult, even if such events would be beneficial to the interests of the stockholders. These provisions include adoption of a Preferred Stock Purchase Rights Agreement, commonly known as a "poison pill" and giving our board the ability to issue preferred stock and determine the rights and designations of the preferred stock at any time without stockholder approval. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of CIBER. In addition, the staggered terms of our Board of Directors could have the effect of delaying or deferring a change in control.

        The above factors and certain provisions of the Delaware General Corporation Law may have the effect of deterring hostile takeovers or otherwise delaying or preventing changes in the control or management of CIBER, including transactions in which our stockholders might otherwise receive a premium over the then-current market for their shares of CIBER common stock.

Our Chairman of the Board owns sufficient shares of our common stock and can significantly affect the results of any shareholder vote.

        Our Chairman of the Board of Directors and Founder, Bobby G. Stevenson, beneficially owns approximately 11% of our common stock. As a result, Mr. Stevenson has the ability to significantly influence the outcome of matters requiring a shareholder vote, including the election of the board of directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. The interests of Mr. Stevenson may differ from the interests of our other shareholders, and Mr. Stevenson may be able to delay or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over the then-current market price for their shares.

PLAN OF DISTRIBUTION

        This prospectus relates to 8,261,365 shares of common stock that may be offered and issued by us from time to time in connection with future acquisitions of businesses or properties, or securities of other businesses, by us. This prospectus, as amended or supplemented, also relates to certain shares of common stock which may be resold or reoffered by persons who acquired such shares pursuant to this prospectus ("Selling Stockholders").

        We intend to concentrate our acquisitions in areas related to our current business. If the opportunity arises, however, we may attempt to make acquisitions that are either complementary to our present operations or which we consider advantageous even though they may be dissimilar to our present activities. The consideration for any such acquisition may consist of shares of common stock, cash, notes or other evidences of debt, assumptions of liabilities or a combination thereof, as determined from time to time by negotiations between us and the owners or controlling persons of businesses or properties to be acquired.

        The shares covered by this prospectus may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, in exchange for assets used in or related to the business of such entities or otherwise pursuant to the agreements providing for such acquisitions. The terms of such acquisitions will be determined by direct negotiations with the owners or controlling persons of the business or properties to be acquired or, in the case of entities that are more widely held, through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. It is anticipated that the shares of common stock issued in any such acquisition will be valued at a price reasonably related to the market value of the common stock either at the time of agreement on the terms of an acquisition or at or about the time of delivery of the shares.

        It is not expected that underwriting discounts or commissions will be paid by CIBER in connection with issuances of shares of common stock under this prospectus. However, finders' fees or brokers' commissions may be paid from time to time in connection with specific acquisitions, and such fees may be paid through the issuance of shares of common stock covered by this prospectus. Any person receiving such a fee may be deemed to be an underwriter within the meaning of the Securities Act.

        The sale of all or a portion of the shares of common stock offered hereby by the Selling Stockholders may be effected from time to time on the New York Stock Exchange at prevailing prices at the time of such sales, at prices related to such prevailing prices or at negotiated prices. The Selling Stockholders may sell all or a portion of the shares offered hereby in private transactions or in the over-the-counter market at prices related to the prevailing prices of the shares on the New York Stock Exchange.

        The Selling Stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be underwriters within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. We and the Selling Stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, we may agree to indemnify the Selling Stockholders and any underwriter with respect to the shares of common stock offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable to contribute toward amounts required to be paid in respect of such liabilities.

        To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing (a) the name of any Selling Stockholders, (b) the name of any such broker-dealers, (c) the number of shares involved, (d) the price at which such shares are to be sold, (e) the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable, (f) that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented, and (g) other facts material to the transaction.

        There is no assurance that any of the Selling Stockholders will sell any or all of the shares of common stock offered hereby.

        We will pay certain costs and expenses incurred in connection with the registration of the shares of common stock offered hereby. Any Selling Stockholders shall be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of such shares.

        We may agree to keep the Registration Statement relating to the offering and sale by the Selling Stockholders of the shares of common stock continuously effective until a fixed date or such earlier date as such shares of common stock may be resold without registration under the provisions of the Securities Act.

SELLING STOCKHOLDERS

        The Selling Stockholders may sell the shares of common stock offered hereby from time to time and may choose to sell less than all or none of such shares.

LEGAL MATTERS

        The validity of the common stock to be offered hereby will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

        The consolidated financial statements of CIBER, Inc. and subsidiaries as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2002 included in our annual report on Form 10-K for the year ended December 31, 2002 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

        With the exception of historical matters and statements of current status, the matters discussed or incorporated by reference in this prospectus are forward-looking statements that involve substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results. Factors that could cause actual results to differ materially, include, among others, price, utilization rate and cost volatility, management of a rapidly changing technology, growth through business combinations and internal expansion, international operations, dependence on significant relationships and the absence of long-term contracts, governmental audits, competition, the ability to attract and retain qualified IT employees, outstanding debt, and potential fluctuations in quarterly operating results, which are discussed herein under the caption "RISK FACTORS." Many of these factors are beyond our ability to predict or control. In addition, as a result of these and other factors, our past financial performance should not be relied on as an indication of future performance.

No dealer, salesperson or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by CIBER. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that the information herein or incorporated by reference herein is correct as of any time subsequent to its date. The prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

8,261,365 Shares

CIBER, INC.

Common Stock

PROSPECTUS

                        , 2003

PART II

Item 20. Indemnification of Directors and Officers.

        CIBER's Bylaws and Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") provide that CIBER shall, to the full extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all directors and officers of CIBER. Section 145 of the Delaware General Corporation Law provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Under CIBER's Certificate of Incorporation, the indemnitee is presumed to be entitled to indemnification and CIBER has the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, CIBER must indemnify him against the expenses which such offer or director actually or reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 21. Exhibits and Financial Schedules

          (a)  Exhibits

Exhibit Number	Description of Exhibit
4.1	Amended and Restated Certificate of Incorporation of CIBER, Inc.; Certificate of Amendment to Amended and Restated Certificate of Incorporation of CIBER, Inc. dated October 29, 1996; Certificate of Amendment to Amended and Restated Certificate of Incorporation of CIBER, Inc. dated March 4, 1998 (1); Certificate of Amendment to Amended and Restated Certificate of Incorporation of CIBER, Inc. dated October 29, 1999 (2)
4.2	Amended and Restated Bylaws of CIBER, as adopted February 15, 2001 (3); Amendment to the Amended and Restated Bylaws of CIBER as adopted February 18, 2003 (4)
4.3	Form of Common Stock Certificate (5)
4.4	Rights Agreement, dated as of August 31, 1998, between CIBER and UMB Bank, N.A. (6); Amendment to Rights Agreement dated as of February 18, 2003, between CIBER and UMB Bank, N.A. (4)
5.1	Opinion of Davis Graham & Stubbs LLP †
23.1	Consent of KPMG LLP
23.2	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1) †
24	Power of Attorney †

†
Previously filed.

(1)
Incorporated by reference to CIBER's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(2)
Incorporated by reference to CIBER's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

(3)
Incorporated by reference to CIBER's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(4)
Incorporated by reference to CIBER's Annual Report on Form 10-K for the year ended December 31, 2002.

(5)
Incorporated by reference to the Registration Statement on Form S-1, as amended (File No. 33-74774), as filed with the SEC on February 2, 1994.

(6)
Incorporated by reference to CIBER's Registration Statement on Form 8-A, filed with the SEC on September 14, 1998, and to CIBER's Current Report on Form 8-K filed with the SEC on September 16, 1998.

          (b)  Financial Statement Schedules

    Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions and therefore have been omitted.

          (c)  Reports, Opinions and Appraisals Materially Relating to the Transaction.

    Not Applicable.

Item 22. Undertakings.

          (a)  The undersigned registrant hereby undertakes:

            (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (d)  The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (f)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (g)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and CIBER being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on April 1, 2003.

CIBER, Inc. a Delaware corporation
By:	/s/ MAC J. SLINGERLEND Mac J. Slingerlend President, Chief Executive Officer, and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

* Bobby G. Stevenson	Chairman of the Board and Founder	April 1, 2003
* Mac J. Slingerlend	President, Chief Executive Officer, Secretary and Director (Principal Executive Officer)	April 1, 2003
* David G. Durham	Senior Vice President/Chief Financial Officer and Treasurer (Principal Financial Officer)	April 1, 2003
* Christopher L. Loffredo	Vice President/Chief Accounting Officer (Principal Accounting Officer)	April 1, 2003
* James A. Rutherford	Director	April 1, 2003
Archibald J. McGill	Director	April 1, 2003
* James C. Spira	Director	April 1, 2003
* George A. Sissel	Director	April 1, 2003
* Peter H. Cheesbrough	Director	April 1, 2003

*By:	/s/ MAC J. SLINGERLEND Mac J. Slingerlend (Attorney-in-Fact)

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
4.1	Amended and Restated Certificate of Incorporation of CIBER, Inc.; Certificate of Amendment to Amended and Restated Certificate of Incorporation of CIBER, Inc. dated October 29, 1996; Certificate of Amendment to Amended and Restated Certificate of Incorporation of CIBER, Inc. dated March 4, 1998 (1); Certificate of Amendment to Amended and Restated Certificate of Incorporation of CIBER, Inc. dated October 29, 1999 (2)
4.2	Amended and Restated Bylaws of CIBER, as adopted February 15, 2001 (3); Amendment to the Amended and Restated Bylaws of CIBER as adopted February 18, 2003 (4)
4.3	Form of Common Stock Certificate (5)
4.4	Rights Agreement, dated as of August 31, 1998, between CIBER and UMB Bank, N.A. (6); Amendment to Rights Agreement dated as of February 18, 2003, between CIBER and UMB Bank, N.A. (4)
5.1	Opinion of Davis Graham & Stubbs LLP †
23.1	Consent of KPMG LLP
23.2	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1) †
24	Power of Attorney †

†
Previously filed.

(1)
Incorporated by reference to CIBER's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

(2)
Incorporated by reference to CIBER's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

(3)
Incorporated by reference to CIBER's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(4)
Incorporated by reference to CIBER's Annual Report on Form 10-K for the year ended December 31, 2002.

(5)
Incorporated by reference to the Registration Statement on Form S-1, as amended (File No. 33-74774), as filed with the SEC on February 2, 1994.

(6)
Incorporated by reference to CIBER's Registration Statement on Form 8-A, filed with the SEC on September 14, 1998, and to CIBER's Current Report on Form 8-K filed with the SEC on September 16, 1998.

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TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
SUMMARY
SELECTED CONSOLIDATED FINANCIAL DATA
RISK FACTORS
PLAN OF DISTRIBUTION
SELLING STOCKHOLDERS
LEGAL MATTERS
EXPERTS
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS